SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             FORM 11-K

                 Annual Report Pursuant to Section 15(d)
                 of the Securities Exchange Act of 1934

[x] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)

For the fiscal year ended December 31, 1994

                             OR

[ ]      Transition Report pursuant to Section 15(d) of the
         Securities Exchange Act of 1934 (No Fee Required)

For transition period from ____________ to _____________

Commission file number: 1-3229

    A. Full title of the plan and address of the plan if different from that of the issuer named below:

         VOUGHT AIRCRAFT SALARIED SAVINGS AND INVESTMENT PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

             NORTHROP GRUMMAN CORPORATION
               1840 Century Park East
            Los Angeles, California  90067



                     SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Vought Aircraft Salaried Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

         VOUGHT AIRCRAFT SALARIED SAVINGS AND INVESTMENT PLAN

         By:  Administrative Committee

         By:  /s/  Rose Mary Abelson

         Printed Name: Rose Mary Abelson

         Title: Member of Administrative Committee

Dated:   May 31, 1995

                          APPENDIX

           Material Omitted from Electronic Filing

    In accordance with General Instruction E of Form 11-K, the plan's financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA have been omitted from this Form 11-K and filed in paper under cover of Form SE.